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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                               USABancShares, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   917289 10-0
                                 (CUSIP Number)

                   Klehr, Harrison, Harvey, Branzburg & Ellers
                         Attn: Stephen T. Burdumy, Esq.
                               1401 Walnut Street
                             Philadelphia, PA 19102
                                 (215) 568-6060
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 12, 1997
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                   Page 1 of 6



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_______________________________________________________________________________

CUSIP No. 917289 10-0                                         Page  2 of 5 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           Bruce W. Kauffman
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [X]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
           PF
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OR ORGANIZATION
           State of Pennsylvania, United States of America
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       41,118
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       0
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       41,118
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       0
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          41,118
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.3%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                IN
______________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT
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_______________________________________________________________________________

CUSIP No. 917289 10-0                                         Page  3 of 5 Pages
_______________________________________________________________________________


                                  SCHEDULE 13D


         This statement (the "Statement") relates to the common stock, par value $1.00 per share (the "Common Stock"), of USABancShares, Inc., a Pennsylvania corporation (the "Issuer"). This Statement constitutes an amendment to the
Schedule 13G of Bruce W. Kauffman previously filed with the Commission on or about February 3, 1997 (the "Previous Statement"). In the Previous Statement, Mr. Kauffman reported his beneficial ownership, as of December 31, 1996, of 40,030 shares of Common Stock (including 30,000 shares issuable upon exercise of immediately exercisable options and 10 shares held by his spouse). The Previous Statement is hereby amended as provided herein.



Item 1 Security and Issuer

         This Statement relates to the Issuer's Common Stock. The address of the Issuer's principal executive office is One Penn Square, 30 South 15th Street, Philadelphia, Pennsylvania 19102.

Item 2 Identity and Background

         (a)  The person filing this Statement is Bruce W. Kauffman.

         (b-c) Mr. Kauffman's business address is 3200 Mellon Bank Center, 1735 Market Street, Philadelphia, Pennsylvania 19103. His present principal occupation is Federal Judge for the Third Circuit Court.

         (d) During the last five years, Mr. Kauffman has not been convicted in any criminal proceeding.

         (e) During the last five years, Mr. Kauffman has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Mr. Kauffman is a citizen of the State of United States.

Item 3 Source and Amount of Funds or Other Consideration

         On September 12, 1997, Mr. Kauffman sold 12,122 shares of Common Stock for Eight Dollars and Twenty-Five Cents ($8.25) per share, in a privately negotiated transaction, for an aggregate price of One Hundred Thousand Six Dollars and Fifty Cents ($100,006.50). He did not engage in any purchase of securities which would require disclosure in this Statement.

Item 4 Purpose of the Transaction

         In connection with his nomination and pending appointment as Federal Judge for the United States Third Circuit Court, Mr. Kauffman decided to reduce his ownership percentage in the Issuer, as he would be prevented from serving as a director or Chairman of the Company during such tenure. However, Mr. Kauffman reserves the right to dispose of all or a portion of the remaining shares of Common Stock he owns and/or to continue to hold such shares for investment purposes.
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_______________________________________________________________________________

CUSIP No. 917289 10-0                                         Page  4 of 5 Pages
_______________________________________________________________________________

         Mr. Kauffman does not have any present plans or proposals which relate to, or would result in: (a) an acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer;
(f) any other material change in the Issuer's business or corporate structure;
(g) any changes in the Issuer's charter, by-laws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to the Act; or (j) any action similar to those enumerated above.

Item 5 Interest in Securities of the Issuer

(a-b) As of September 12, 1997, Mr. Kauffman is the beneficial owner of, and has sole voting and dispositive power with respect to, 41,118 shares of Common Stock (including 39,900 shares issuable upon exercise of immediately exercisable options and 13 shares held by his spouse), which shares constitute 5.3% of the issued and outstanding Common Stock (based on (i) 550,696 shares of Common Stock issued and outstanding as reported in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended June 30, 1997, and (ii) giving effect to the issuance of 181,730 shares of Common Stock issued in connection with the Stock Dividend (defined below)). On June 24, 1997, the Board declared a 33% stock dividend ("Stock Dividend") which Stock Dividend was paid on or about July 18, 1997 to shareholders of record as of July 1, 1997. All share amounts reported herein (except for Mr. Kauffman's sale on September 12, 1997) have been accordingly adjusted to reflect the Stock Dividend.

(c) Except for the transactions described in Item 3 above, Mr. Kauffman has not effected any transactions in the securities of the Issuer during the past sixty
(60) days.

(d) No persons, other than Mr. Kauffman, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares retained by Mr. Kauffman.

(e) Not applicable

Item 6 Contracts, Arrangements, Understandings, or Relationships with Respect to the Issuer

         Of the 41,118 shares of Common Stock owned by Mr. Kauffman, as reported herein, 13 shares are registered in the name of his wife. With respect to these 13 shares, Mr. Kauffman has sole voting and dispositive power.

         Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Kauffman and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the Shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits or division of profits or losses.


Item 7 Material to be Filed as Exhibits

         None





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CUSIP No. 917289 10-0                                         Page  5 of 5 Pages
_______________________________________________________________________________



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


November 13, 1997
-----------------
Date                                                  /s/ Bruce W. Kauffman
                                                      -------------------------
                                                      Bruce W. Kauffman